Mail Stop 6010

      November 30, 2005



VIA U.S. MAIL AND FAX (248) 615-2971

Mr. Mark R. Doede
Chief Financial Officer
Integral Vision, Inc.
38700 Grand River Avenue
Farmington Hills, Michigan 48335

	Re:	Integral Vision, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 29, 2005
		File No. 000-12728


Dear Mr. Doede:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 15

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Ensure future filings disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports,
Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.

2. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the SEC`s rules and regulations." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Financial Statements

Note A - Significant Accounting Policies, page 28

Inventories, page 29

3. We noted that your obsolescence reserves represented approximately
80% of your inventory in 2003 and approximately 47% in 2004. Please confirm to us that you write down your inventory to the lower of cost or market, creating a new cost basis that cannot subsequently be marked up based on changes in underlying facts and circumstances. See
ARB 43 and SAB Topic 5-BB.

Capitalized Computer Software Development Costs, page 29

4. We see that computer software development costs are capitalized after the establishment of technological feasibility. Please revise future filings to disclose the following:

* The nature of the software. Clearly indicate, if true, the software is for use in products to be sold.

* The type of costs that you have capitalized (i.e. payroll, other direct costs).

* The status of any significant computer software projects, including when you expect to cease capitalizing costs (i.e. when the product is available for customer use or upon implementation).

Revenue Recognition, page 30

5. Please confirm to us that the company recognizes revenue in accordance with SAB 104. If true, revise your disclosure in future filings to clearly indicate you comply with the SAB.

Note C - Long-Term Debt and Other Financing Arrangements, page 32

6. Please revise future filings to provide specific information about the following:

* The referenced modifications that changed the maturity dates of certain Notes, increased the maximum amount outstanding to $5.5 million and created a new Class 3 Note as well as how you accounted for the modifications.

* The warrants, including how and when the conversion prices were determined (and measured for accounting purposes) as well as how you accounted for the significant provisions of the warrants in your financial statements.

7. We noted that the Class 3 Notes are convertible into shares of the company`s common stock at $.75 per share. Please respond to the following:

* Please provide us with the modification date.

* Tell us your consideration regarding whether a beneficial conversion feature exists with regards to the conversion feature of the Class 3 Notes.

8. We noted that the warrants that were originally issued with the 1997 Note were re-priced and additional warrants were issued.
Please
tell us how you accounted for this modification to the terms of the warrants.

Form 8-K dated April 12, 2005

9. We see that you have a Registration Rights Agreement which requires you to file a Registration Statement (covering the common stock into which the Series A Preferred Stock is convertible and for which your warrants are exercisable) within a certain period of time.
In addition, we see that under the Registration Rights Agreement, you must maintain effectiveness of the Registration Statement. We noted various penalties you will incur if you do not maintain effectiveness of the said Registration Statement. Tell us how you have accounted for the provisions of the Registration Rights Agreement. Your response should address the impact of EITF 00-19 and EITF 05-04 on your required accounting. Please be as detailed as possible in your response. We may have further comments after reviewing your response.

Form 10-Q for the period ended September 30, 2005

Notes to Consolidated Financial Statements, page 9

Note A - Significant Accounting Policies, page 9

10. We see that you issued 7,000 shares of Series A Convertible Preferred Stock on April 12, 2005 and each share was subsequently converted into 1,000 shares of common stock. Tell us your consideration as to whether the conversion feature of the preferred stock included a beneficial conversion feature. We refer you to EITF
98-5, EITF 00-19 and EITF 00-27. We may have further comments after reviewing your response.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Mark R. Doede
Integral Vision, Inc.
November 30, 2005
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